UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. ___)*

                          PennCorp Financial Group Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                       $3.375 Convertible Preferred Stock
                   $3.50 Series II Convertible Preferred Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    708094701
                                    708094206
          ------------------------------------------------------------
                                 (CUSIP Number)

             Robert S. Pitts               Copy to:
               Andrew Foote                        Kenneth A. Lefkowitz, Esq.
         Steadfast Capital, L.P.                   Hughes Hubbard & Reed LLP
       350 Park Avenue, 29th Floor                    1 Battery Park Plaza
            New York, NY 10022                      New York, New York 10004
              (212) 418-6991                             (212) 837-6000
--------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                December 23, 1999
          ------------------------------------------------------------
                     (Date of Event which Requires Filing of
                                 this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|


NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies of this statement are to be sent.


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following pages)
                                 Page 1 of 11

                                  SCHEDULE 13D

---------------------------------                 ------------------------------
CUSIP NO.'S 708094701
            708094206                                      Page 2 of 11 Pages
---------------------------------                 ------------------------------

--------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

           Steadfast Capital, L.P.
--------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                         (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
  3   SEC USE ONLY

--------------------------------------------------------------------------------
  4   SOURCE OF FUNDS (SEE INSTRUCTIONS)

           WC (See Item 3)
--------------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) OR 2(e)                                                           |_|
--------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
--------------------------------------------------------------------------------
                 7  SOLE VOTING POWER

                    91,400 shares of $3.375 Convertible Preferred Stock
                    155,000 shares of $3.50 Series II Convertible Preferred
                    Stock
   NUMBER OF    ----------------------------------------------------------------
    SHARES       8  SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY         0
     EACH       ----------------------------------------------------------------
   REPORTING     9  SOLE DISPOSITIVE POWER
    PERSON
     WITH           91,400 shares of $3.375 Convertible Preferred Stock
                    155,000 shares of $3.50 Series II Convertible Preferred
                    Stock
                ----------------------------------------------------------------
                10  SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      91,400 shares of $3.375 Convertible Preferred Stock (per share convertible into 2.2124 shares of Common Stock) and 155,000 shares of $3.50 Series II Convertible Preferred Stock (per share convertible into 1.4326 shares of Common Stock), totaling 424,266 common stock equivalents (see Item 5).

--------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE
      INSTRUCTIONS)                                                          |_|

--------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      4% of $3.375 Convertible Preferred Stock
      5.4% of $3.50 Series II Convertible Preferred Stock
      1.4% of Common Stock
--------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

      PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

---------------------------------                 ------------------------------
CUSIP NO.'S 708094701
            708094206                                      Page 3 of 11 Pages
---------------------------------                 ------------------------------

--------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

           Steadfast Advisors LLC.
--------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                         (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
  3   SEC USE ONLY

--------------------------------------------------------------------------------
  4   SOURCE OF FUNDS (SEE INSTRUCTIONS)

           WC (See Item 3)
--------------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) OR 2(e)                                                           |_|

--------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
--------------------------------------------------------------------------------
                 7  SOLE VOTING POWER

                    0
   NUMBER OF    ----------------------------------------------------------------
    SHARES       8  SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY         91,400 shares of $3.375 Convertible Preferred Stock
     EACH           155,000 shares of $3.50 Series II Convertible Preferred
  REPORTING         Stock
     EACH       ----------------------------------------------------------------
    PERSON       9  SOLE DISPOSITIVE POWER
     WITH
                    0
                ----------------------------------------------------------------
                10  SHARED DISPOSITIVE POWER

                    91,400 shares of $3.375 Convertible Preferred Stock
                    155,000 shares of $3.50 Series II Convertible Preferred
                    Stock
--------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      91,400 shares of $3.375 Convertible Preferred Stock (per share convertible into 2.2124 shares of Common Stock) and 155,000 shares of $3.50 Series II Convertible Preferred Stock (per share convertible into 1.4326 shares of Common Stock), totaling 424,266 common stock equivalents (see Item 5).

--------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE
      INSTRUCTIONS)                                                          |_|

--------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      4% of $3.375 Convertible Preferred Stock
      5.4% of $3.50 Series II Convertible Preferred Stock
      1.4% of Common Stock
--------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

      OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

---------------------------------                 ------------------------------
CUSIP NO.'S 708094701
            708094206                                      Page 4 of 11 Pages
---------------------------------                 ------------------------------

--------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

           Steadfast Financial, LLC.
--------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                         (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
  3   SEC USE ONLY

--------------------------------------------------------------------------------
  4   SOURCE OF FUNDS (SEE INSTRUCTIONS)

           WC (See Item 3)
--------------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) OR 2(e)                                                           |_|

--------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
--------------------------------------------------------------------------------
                 7  SOLE VOTING POWER

                    0
   NUMBER OF    ----------------------------------------------------------------
    SHARES       8  SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY         91,400 shares of $3.375 Convertible Preferred Stock
     EACH           155,000 shares of $3.50 Series II Convertible Preferred
  REPORTING         Stock
     EACH       ----------------------------------------------------------------
    PERSON       9  SOLE DISPOSITIVE POWER
     WITH
                    0
                ----------------------------------------------------------------
                10  SHARED DISPOSITIVE POWER

                    91,400 shares of $3.375 Convertible Preferred Stock
                    155,000 shares of $3.50 Series II Convertible Preferred
                    Stock
--------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      91,400 shares of $3.375 Convertible Preferred Stock (per share convertible into 2.2124 shares of Common Stock) and 155,000 shares of $3.50 Series II Convertible Preferred Stock (per share convertible into 1.4326 shares of Common Stock), totaling 424,266 common stock equivalents (see Item 5).

--------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE
      INSTRUCTIONS)                                                          |_|

--------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      4% of $3.375 Convertible Preferred Stock
      5.4% of $3.50 Series II Convertible Preferred Stock
      1.4% of Common Stock
--------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

      OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

---------------------------------                 ------------------------------
CUSIP NO.'S 708094701
            708094206                                      Page 5 of 11 Pages
---------------------------------                 ------------------------------

--------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

           Robert S. Pitts, Jr.
--------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                         (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
  3   SEC USE ONLY

--------------------------------------------------------------------------------
  4   SOURCE OF FUNDS (SEE INSTRUCTIONS)

           WC (See Item 3)
--------------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) OR 2(e)                                                           |_|

--------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
--------------------------------------------------------------------------------
                 7  SOLE VOTING POWER

                    0
   NUMBER OF    ----------------------------------------------------------------
    SHARES       8  SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY         91,400 shares of $3.375 Convertible Preferred Stock
     EACH           155,000 shares of $3.50 Series II Convertible Preferred
  REPORTING         Stock
     EACH       ----------------------------------------------------------------
    PERSON       9  SOLE DISPOSITIVE POWER
     WITH
                    0
                ----------------------------------------------------------------
                10  SHARED DISPOSITIVE POWER

                    91,400 shares of $3.375 Convertible Preferred Stock
                    155,000 shares of $3.50 Series II Convertible Preferred
                    Stock
--------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      91,400 shares of $3.375 Convertible Preferred Stock (per share convertible into 2.2124 shares of Common Stock) and 155,000 shares of $3.50 Series II Convertible Preferred Stock (per share convertible into 1.4326 shares of Common Stock), totaling 424,266 common stock equivalents (see Item 5).

--------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE
      INSTRUCTIONS)                                                          |_|

--------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      4% of $3.375 Convertible Preferred Stock
      5.4% of $3.50 Series II Convertible Preferred Stock
      1.4% of Common Stock
--------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

      IN
--------------------------------------------------------------------------------

                                                     Page 6 of 11 Pages

ITEM 1. SECURITY AND ISSUER.

      This statement on Schedule 13D relates to the $3.375 Convertible Preferred Stock (the "$3.375 Preferred Stock") and the $3.50 Series II Convertible Preferred Stock (the "$3.50 Preferred Stock" and, with the $3.375 Preferred Stock, the "Preferred Stock") of PennCorp Financial Group, Inc. ("PennCorp").
Each share of $3.375 Preferred Stock is convertible into 2.2124 shares of PennCorp's common stock, par value $.01 per share (the "Common Stock"), and each share of $3.50 Preferred Stock is convertible into 1.4326 shares of Common Stock. PennCorp's principal executive office is located at 717 North Harwood Street, Suite 2400, Dallas, Texas 75201.

ITEM 2. IDENTITY AND BACKGROUND.

      (a) This statement is filed by Steadfast Capital, L.P., a Delaware limited partnership ("Steadfast Capital"), Steadfast Advisors LLC, a Delaware limited liability company ("Steadfast Advisors"), Steadfast Financial LLC, a Delaware limited liability company ("Steadfast Financial"), and Robert S. Pitts, Jr. Steadfast Advisors and Steadfast Financial are each general partners in
Steadfast  Capital.  Mr.  Pitts  is the  managing  member  of each of  Steadfast
Advisors and Steadfast Financial. Steadfast Capital, Steadfast Advisors, Steadfast Financial and Mr. Pitts are collectively the "Reporting Persons" in this Schedule 13D.


      Pursuant to Regulation 13D of the General Rules and Regulations promulgated under the Securities and Exchange Act of 1934, as amended (the "Act"), the Reporting Persons (as defined below) are making this filing because they may be deemed to constitute a "group' within the meaning of Section 13d-5
(b) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed an admission by the Reporting Persons that a group exists. The other persons who may be deemed to be members of the group are identified as AIG-Soundshore Partners, Forest Investment Management, Inverness Management LLC, Paloma Securities LLC, W.G. Trading, Paloma Strategic Securities Limited, Camden Asset Management, Highbridge Capital LLC, Loeb Partners Corp., Q Investments, LP, Vicuna Advisors LLC and William M. McCormick. Pursuant to Rule 13d-1(k) of the Act, this filing only contains information about the Reporting Persons.


      (b) The principal business address of each of the Reporting Persons is 350 Park Avenue, 29th Floor, New York, New York 10022.

      (c) The principal business of Steadfast Capital is the purchase, sale, exchange, acquisition and holding of investment securities. The principal business of each of Steadfast Advisors and Steadfast Financial is acting as general partners of Steadfast Capital. Robert S. Pitts' principal occupation is investment management.

      (d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                                                     Page 7 of 11 Pages

      (e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f) Each of Steadfast Capital, Steadfast Advisors and Steadfast Financial is an entity organized under the applicable laws of Delaware. Mr.
Pitts is a citizen of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      The source of funds used to purchase the shares of Preferred Stock owned by Steadfast Capital (the "Shares") was working capital. The amount of such funds was $1,077,376.45 for the $3.375 Preferred Stock and $1,446,341.39 for the $3.50 Preferred Stock.


ITEM 4. PURPOSE OF TRANSACTION.

      The Shares were acquired in the ordinary course of business for investment purposes. Steadfast Capital's intention was to review its investment in PennCorp on a continuing basis and, depending upon price and availability of securities of PennCorp, subsequent developments affecting PennCorp, PennCorp's business and prospects, general stock market and economic conditions, tax considerations and other factors deemed relevant, to consider increasing or decreasing the size of its investment in PennCorp.


      On December 21, 1999, PennCorp and its advisors invited holders of approximately 74% of its outstanding Preferred Stock (the "Ad Hoc Committee"), including Steadfast Capital, to a meeting to hear a presentation regarding a proposed restructuring of PennCorp (the "Restructuring") and PennCorp's progress on a proposed plan to sell substantially all of the assets of its operating subsidiaries (the "Sale Alternative"). Although Steadfast Capital believed that PennCorp's goal in calling the meeting was to build a consensus among the members of the AdHoc Committee for the Restructuring, PennCorp instead indicated its intention to move forward with the Sale Alternative and then consummate a liquidation of PennCorp in a Chapter 11 bankruptcy. In response to this information, on December 23, 1999, the Ad Hoc Committee delivered a letter to the board of directors of PennCorp (the "Board") objecting to this course of action and calling for the Board's acceptance of a Restructuring of PennCorp pursuant to a term sheet attached as an exhibit to the letter (see Exhibit B). Steadfast Capital believes that the Restructuring on the terms set forth in such term sheet is the only viable alternative for PennCorp at this juncture to insure maximum value to PennCorp's stakeholders, including holders of Preferred Stock, or any value to the holders of the Common Stock. Steadfast Capital, as part of the Ad Hoc Committee, intends to take all actions at its disposal (including litigation) to prevent the consummation of the Sale Alternative.

                                                     Page 8 of 11 Pages

      Each of the filing persons of this Statement may be deemed to be a member of a group within the meaning of Rule 13d-5(b) of the Act with the other members of the Ad Hoc Committee, but hereby expressly disclaims such membership in a group and beneficial ownership of the shares held by such other members of the Ad Hoc Committee.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

      (a) As of January 6, 2000, the Reporting Persons beneficially owned an aggregate amount of 91,400 shares of $3.375 Preferred Stock, which are convertible into 202,213 shares of Common Stock, and 155,000 shares of $3.50 Preferred Stock, which are convertible into 222,053 shares of Common Stock, totaling 424,266 shares of common stock equivalents after conversion of all shares of Preferred Stock beneficially owned by the Reporting Persons. Accordingly, the Reporting Persons are the beneficial owner of 4% of the $3.375 Preferred Stock, and 5.4% of the $3.50 Preferred Stock. As of January 6, 2000, the Reporting Persons may be deemed to beneficially own approximately 1.4% of the outstanding Common Stock. The percentages of the outstanding $3.375
Preferred  Stock,  $3.50  Preferred  Stock and  Common  Stock  reported  in this
Schedule 13D are calculated on the basis of 2,300,000 shares of $3.375 Preferred Stock issued and outstanding, 2,875,000 shares of $3.50 Preferred Stock issued and outstanding and 29,214,731 shares of Common Stock issued and outstanding, as reported in PennCorp's Form 10-Q for the quarter ended September 30, 1999. By virtue of their status as general partners of Steadfast Capital, Steadfast Advisors and Steadfast Financial might be deemed to be beneficial owners of the securities owned by Steadfast Capital. By virtue of his status as managing member of Steadfast Advisors and Steadfast Financial, Robert S. Pitts, Jr. might be deemed to be the beneficial owner of the securities owned by Steadfast Capital. Steadfast Advisors, Steadfast Financial and Robert S. Pitts, Jr. each disclaims beneficial ownership of the securities owned by Steadfast Capital.


      (b) Steadfast Capital has the power to vote or to direct the vote or to dispose or to direct the disposition of its Preferred Stock, or the underlying Common Stock, it owns and due to Steadfast Capital's relationship with Steadfast Advisors, Steadfast Financial and Robert S. Pitts, Jr., Steadfast Advisors, Steadfast Financial and Robert S. Pitts, Jr. have the power to cause Steadfast Capital to exercise or refrain from exercising such powers.

      (c) None of the Reporting Persons have engaged in any transaction in the Preferred Stock or the Common Stock during the 60 days prior to the date of this
Schedule 13D.

      (d) Not applicable.

      (e) Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      The information set forth in Items 2, 4 and 5 is hereby incorporated herein by reference.

                                                     Page 9 of 11 Pages

      Steadfast Capital has executed a confidentiality agreement with PennCorp, dated October 1, 1999 (the "Confidentiality Agreement"), whereby it has agreed, among other things and subject to certain exceptions, until the earlier of six months from the date of the Confidentiality Agreement or commencement of PennCorp's bankruptcy proceedings to: i) not acquire more than 1% of Common Stock on a fully diluted basis (including the Common Stock that would be received upon conversion of any Preferred Stock); ii) not participate in any tender or exchange offer or merger or business combination involving PennCorp;
iii) not seek, effect or participate in any recapitalization, restructuring, liquidation dissolution or other extraordinary transaction with respect to PennCorp; iv) not solicit proxies or consents to vote any voting securities of PennCorp; and v) not to form or join a group seeking to acquire ownership of equity or debt securities of PennCorp.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

      Exhibit A -- Agreement of Joint Filing, dated as of January 6, 2000, pursuant to Rule 13d-1(k)(1)(iii) of the Act.


      Exhibit B -- Letter to the Board of Directors of PennCorp Financial Group Inc. dated December 23, 1999 (incorporated by reference to Exhibit F to Amendment No. 3 to Schedule 13D of Brown's Dock, L.L.C., and certain other persons relating to the Preferred Stock and the Common Stock of PennCorp, filed with the Securities and Exchange Commission on December 27, 1999).

                                                     Page 10 of 11 Pages


                                  SIGNATURES

      After reasonable inquiry and to the best knowledge and belief of the person or entity set forth below, such person or entity certifies that the information set forth in this Statement is true, complete, and correct.



JANUARY  6, 2000
----------------
Date

                                STEADFAST CAPITAL, L.P.
                                By: Steadfast Advisors LLC, its general partner
                                By: Steadfast Financial LLC, its general partner

                                By: /S/ ROBERT S. PITTS, JR.
                                    --------------------------------------------
                                    Name:  Robert S. Pitts, Jr.
                                    Title: Managing Member


                                    STEADFAST ADVISORS LLC


                                By: /S/ ROBERT S. PITTS, JR.
                                    --------------------------------------------
                                    Name:  Robert S. Pitts, Jr.
                                    Title: Managing Member


                                STEADFAST FINANCIAL LLC

                                By: /S/ ROBERT S. PITTS, JR.
                                    --------------------------------------------
                                     Name:  Robert S. Pitts, Jr.
                                     Title: Managing Member



                                /S/ ROBERT S. PITTS, JR.
                                    --------------------------------------------
                                    Robert S. Pitts, Jr.

                                                     Page 11 of 11 Pages

                                                                       EXHIBIT A

                            JOINT FILING AGREEMENT


      The undersigned, in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, agree that only one statement containing the information required by Schedule 13D need be filed with the Securities and Exchange Commission on behalf of each of the undersigned with respect to their respective ownership interest in shares of $3.375 Convertible Preferred Stock of PennCorp Financial Group Inc. and in shares of $3.50 Series II Convertible Preferred Stock of PennCorp Financial Group Inc. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original and together shall constitute one and the same instrument.


      Date:  January 6, 2000


                                STEADFAST CAPITAL, L.P.
                                By: Steadfast Advisors LLC, its general partner
                                By: Steadfast Financial LLC, its general partner

                                By: /S/ ROBERT S. PITTS, JR.
                                    --------------------------------------------
                                    Name:  Robert S. Pitts, Jr.
                                    Title: Managing Member


                                STEADFAST ADVISORS LLC

                                By: /S/ ROBERT S. PITTS, JR.
                                    --------------------------------------------
                                    Name:  Robert S. Pitts, Jr.
                                    Title: Managing Member


                                STEADFAST FINANCIAL LLC

                                By: /S/ ROBERT S. PITTS, JR.
                                    --------------------------------------------
                                    Name:  Robert S. Pitts, Jr.
                                    Title: Managing Member



                                /S/ ROBERT S. PITTS, JR.
                                    --------------------------------------------
                                    Robert S. Pitts, Jr.